SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-8A

                          NOTIFICATION OF REGISTRATION
                      FILED PURSUANT TO SECTION 8(a) OF THE
                         INVESTMENT COMPANY ACT OF 1940

            The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:                                     AMADEO TRUST

Address of Principal Business:            1 World Trade Center, 10th Floor
                                          New York, NY  10048-1191
                                          Attention:  Sam Clerico

Telephone Number:                         (212) 390-2099

Name and address of agent
for service of process:                   Bank of America Corporation
                                          NC1-007-20-01
                                          100 North Tryon Street, 20th Floor
                                          Charlotte, NC  28255
                                          Attention:  Andrea B. Goldenberg, Esq.

Check Appropriate Box:

      Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

                  Yes   (   )       No    ( X )



Item 1.       Amadeo Trust.

Item 2. Registrant was formed under the laws of the State of New York on June 30, 1999.

Item 3.       Registrant is a trust.

Item 4.       Registrant is a unit investment trust.
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                                                                               2


Item 5.       Not applicable.

Item 6.       Not applicable.

Item 7.       Not applicable.

Item 8.       (a) Amadeo, Inc.
                  Suite 650, 100 West Liberty Street
                  Reno, NV  89501

              (b)  Directors:  Paulette Mehas - 100 West Liberty Street,
              Reno, NV  89501
                             Susan Faulkner - 100 N. Tryon Street,
                             Charlotte, NC 28255
                             Marty Neilson - 800 Fifth Avenue, Seattle, WA 98104 John Mack - 100 N. Tryon Street, Charlotte,
                             NC  28255
                             Robert Smeath - 6140 Plumas Street, Reno, NV
                             89509
                   Officers: President, Paulette Mehas - 100 West
                               Liberty Street, Reno, NV  89501
                             Treasurer, Terry Norbury - 315 Montgomery Street,
                               San Francisco, CA 94014
                             Secretary,  Edward Stark - 730 15th Street, NW,
                               Washington, DC  20005
                            Vice President, Debbie Lovelett - 100 N. Tryon
                               Street, Charlotte, NC  28255
                            Vice President, Terry McAfee - 100 West
                               Liberty Street, Reno, NV  89501
                            Vice President, Leslie Ware - 100 West
                               Liberty Street, Reno, NV  89501
                            Assistant Treasurer-Tax, Brent Andersen - 401
                               N. Tryon Street, Charlotte, NC  28255
                            Assistant Treasurer-Tax, Gary S. Williams -
                               401 N. Tryon Street, Charlotte, NC  28255
                            Assistant Secretary, Ric Wacula - 555
                               California Street, San Francisco, CA  94104
                            Assistant Secretary, Marlene Sharland - 555
                               California Street, San Francisco, CA  94104
                            Assistant Secretary, Christine Sokitch - 555
                               California Street, San Francisco, CA  94104


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                                                                               3


               (c)NationsBank, N.A., trustee
                  NC1-007-19-02
                  100 North Tryon Street
                  Charlotte, NC 28255

                  U.S. Bank National Association, custodian
                  180 East 5th Street
                  New York, NY  55101
                  Attention:  Structured Finance/Amadeo Trust

Item 9.       (a) No.

              (b) Not applicable.

              (c) No.

              (d) Yes.

              (e) One beneficial owner, Amadeo, Inc., owns 100% of the outstanding beneficial interests of Amadeo Trust.

Item 10.      $8,957,400,135.00

Item 11.      No.

Item 12.      Not applicable.





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                                                                               4


Pursuant to the requirements of the Investment Company Act of 1940, NationsBank, N.A., the trustee of the registrant, has caused this notification of registration to be duly signed on its behalf of the City of New York and State of New York on the 30th day of June, 1999.

(SEAL)                                AMADEO TRUST

                                      By: NationsBank, N.A., Trustee


                                      By: /s/ Suzanne W. Castleberry
                                         ---------------------------
                                         Suzanne W. Castleberry
                                         Vice President





Attest:  /s/ Paulette M. Mehas
        ----------------------
        Paulette M. Mehas
        Vice President